UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Youdao, Inc.
(Name of Issuer)
American Depositary Shares, each representing 1 Class A Ordinary Shares, par value US$0.0001
(Title of Class of Securities)
98741T104
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 98741T104

1	NAME OF REPORTING PERSON Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OIML is a company organized under the laws of Bermuda. AGAPL is a company organized under the laws of Australia.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,737,380 ADSs representing 14,737,380 Class A Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,737,380 ADSs representing 14,737,380 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OIML - 14,729,987 ADSs representing 114,729,987 Class A Ordinary Shares AGAPL - 7,393 ADSs representing 7,393 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40%
12	TYPE OF REPORTING PERSON FI

CUSIP No.: 98741T104
ITEM 1(a).	NAME OF ISSUER: Youdao, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: No. 399, Wangshang Road Binjiang District, Hangzhou F4 310051 China
ITEM 2(a).	NAME OF PERSON FILING: Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: OIML: Orbis House, 25 Front Street, Hamilton Bermuda HM11 AGAPL: Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia
ITEM 2(c).	CITIZENSHIP: OIML is a company organized under the laws of Bermuda. AGAPL is a company organized under the laws of Australia.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: American Depositary Shares, each representing 1 Class A Ordinary Shares, par value US$0.0001
ITEM 2(e).	CUSIP NUMBER: 98741T104
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
OIML - 14,729,987 ADSs representing 114,729,987 Class A Ordinary Shares AGAPL - 7,393 ADSs representing 7,393 Class A Ordinary Shares
(b) Percent of class:
40%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL") : 14,737,380 ADSs representing 14,737,380 Class A Ordinary Shares
(ii) shared power to vote or to direct the vote:
Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL") : 0
(iii) sole power to dispose or direct the disposition of:
Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL") : 14,737,380 ADSs representing 14,737,380 Class A Ordinary Shares
(iv) shared power to dispose or to direct the disposition of:
Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL") : 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by OIML.

Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by AGAPL.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
OIML and AGAPL (collectively, the "Reporting Persons") are together making this filing. Each Reporting Person disclaims membership in a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. OIML and AGAPL are each classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Orbis Investment Management Limited and Allan Gray Australia Pty Limited are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 98741T104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2022
Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL")
By:
/s/ Matt Gaarder
Name:
Matt Gaarder
Title:
Matt Gaarder is the Attorney-in-Fact for Orbis Investment Management Limited and Allan Gray Australia Pty Limited.

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).